Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial information included as an appendix to this management's discussion and analysis of financial condition and results of operations, together with our audited financial statements and the notes thereto, and the section entitled "Risk Factors", each of which appear in our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 18, 2022 ("Annual Report"). As discussed in the section titled "Special Note Regarding Forward-Looking Statements," the following management's discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below. The unaudited consolidated financial information as of September 30, 2022, and for the three-month and nine-month periods ended September 30, 2022 and 2021 were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF), the legal currency of Switzerland. Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to On Holding AG, together with its subsidiaries.
Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sports brand rooted in technology, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor and Performance All Day.

Key Financial and Operating Metrics
Key highlights for the three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021 include:
•    net sales increased 50.4% to CHF 328.0 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 40.7% to CHF 106.6 million;
•    net sales through the wholesale sales channel increased 55.6% to CHF 221.4 million;
•    net sales in Europe, North America, Asia-Pacific and Rest of World increased 31.8% to CHF 116.5 million, 57.1% to CHF 176.3 million, 85.2% to CHF 24.2 million and 150.0% to 11.0, respectively;
•    net sales from shoes, apparel and accessories increased 51.6% to CHF 310.9 million, 32.4% to 15.2 million and 25.2% to 1.9 million, respectively;
•gross profit increased 42.7% to CHF 187.4 million;
•    gross profit margin decreased to 57.1% from 60.2%;
•    net income increased to CHF 20.6 million from CHF 13.0 million;
•    net income margin increased to 6.3% from 6.0%;
•    basic EPS Class A (CHF) increased by CHF 0.02 to CHF 0.07;
•diluted EPS Class A (CHF) increased by CHF 0.02 to CHF 0.06;

•adjusted EBITDA increased 48.5% to CHF 56.3 million from CHF 37.9 million;
•adjusted EBITDA margin decreased from 17.4% to 17.2%;
•adjusted net income increased to CHF 22.3 million from CHF 18.5 million;
•adjusted basic EPS Class A (CHF) increased by CHF 0.01 to CHF 0.07; and
•adjusted diluted EPS Class A (CHF) increased by CHF 0.01 to CHF 0.07.

Key highlights for nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021 include:
•net sales increased 60.3% to CHF 855.4 million;
•net sales through the DTC sales channel increased 54.7% to CHF 295.6 million;
•net sales through the wholesale sales channel increased 63.5% to CHF 559.7 million;
•net sales in Europe, North America, Asia-Pacific and Rest of World increased 27.0% to CHF 274.7 million, 79.8% to CHF 496.4 million, 82.3% to CHF 58.6 million and 186.6% to CHF 25.7, respectively;
•net sales from shoes, apparel and accessories increased 61.7% to CHF 814.0 million, 35.8% to CHF 35.8 million and 55.1% to CHF 5.5 million;
•gross profit increased 47.7% to CHF 470.3 million;
•gross profit margin decreased to 55.0% from 59.7%;
•net income increased to CHF 84.1 million from CHF 16.8 million;
•net income margin increased to 9.8% from 3.1%;
•basic EPS Class A (CHF) increased by CHF 0.21 to CHF 0.27;
•diluted EPS Class A (CHF) increased by CHF 0.20 to CHF 0.26;
•adjusted EBITDA increased 21.4% to CHF 103.5 million from CHF 85.2 million;
•adjusted EBITDA margin decreased from 16.0% to 12.1%;
•adjusted net income increased 87.2% to CHF 84.1 million from CHF 44.9 million;
•adjusted basic EPS Class A (CHF) increased 66.0% to CHF 0.27 from CHF 0.16; and
•adjusted diluted EPS Class A (CHF) increased 67.2% to CHF 0.26 from CHF 0.16.

Key highlights as of September 30, 2022 include:
•cash and cash equivalents decreased 25% to CHF 493.0 million compared to December 31, 2021; and
•net working capital was CHF 382.6 million as of September 30, 2022, which reflects an increase of 104.0% compared to December 31, 2021.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital enhance investors understanding of our financial and operating performance from period to period because they exclude certain material items related to share-based compensation and other costs which are not reflective of our ongoing operations and performance. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Recent Developments
Update on COVID-19
Our response to the COVID-19 pandemic has focused on protecting our people, safeguarding our supply chain, responding to new patterns of demand and intensifying partnerships with our customers.
Apart from localized lockdowns in China, the impact to production and distribution due to COVID-19 was minimal during the third quarter of 2022. Additionally, the tailwinds from the re-bound in both wholesale and e-commerce in China which began in June 2022 contributed to net sales growth in Asia-Pacific during the third quarter.
During previous quarters, we successfully applied several measures to counteract supply chain disruptions, including i) leveraging inventories on hand to fulfil sales; ii) optimizing different product styles within inventories to match sales orders; and iii) increasing our use of airfreight to balance production against strong demand and secure key product availabilities. As a result, we saw a normalization of supply and significant reduction to the use of airfreight during the third quarter, resuming the use of sea freight for the vast majority of our shipments. Under current conditions, we do not expect extraordinary use of airfreight in the fourth quarter of 2022.
Additionally, the global supply chain challenges in the form of inflationary cost pressures (described further below under "Cost Inflation") on labor and freight caused by COVID-19 has impacted and continues to impact our financial performance. The global freight market disruptions are expected to continue throughout 2022, with port congestion and limited capacity, and we expect rates will likely remain high during the remainder of 2022. We continue to monitor the ongoing impacts of COVID-19 and proactively take actions as appropriate. Any disruptions across international supply chains, including factory closures, port congestion, labor shortages and increased logistics costs, may materially impact our net sales, net income and adjusted EBITDA outlook for 2022.

Update on Russia-Ukraine crisis considerations
The February 2022 invasion of Ukraine by the Russian military has significantly amplified and continues to adversely impact geopolitical tensions among Russia, Ukraine, Europe, the West and China.
We cannot predict how the war in Ukraine will evolve, but any escalation or expansion of the conflict into other countries, particularly in Europe, would exacerbate geopolitical tensions and could lead to political and/or economic responses from the U.S., the E.U. and other countries and international organizations, which may adversely impact economic conditions. In particular, Russia’s military incursion and the resulting sanctions could also adversely affect global energy and financial markets and thus could adversely impact our operations and the price of our Class A ordinary shares. In addition, we may experience other risks, difficulties and challenges in the way we conduct our business and operations generally. For example, there may be an increased risk of cybersecurity attacks due to the current conflict between Russia and Ukraine, including cybersecurity attacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. Any increase in such attacks on us or our third-party providers or other systems could adversely affect our network systems or other operations.
It is not possible to predict the broader or longer-term consequences of the Russia-Ukraine crisis; however, we continue to monitor the ongoing impacts of the conflict. Further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets may have a negative impact on our ability to sell to, deliver to, collect payments from, and support clients in certain regions based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions including closures of air space, and could increase the costs, risks and adverse impacts from supply chain and logistics challenges. As of the date of this report, the Russia-Ukraine crisis has not had a material impact on our financial results.

Seasonality
Beginning in January 2022 we introduced new product seasons with spring-summer season going from January to June and fall-winter season going from July to December. As a result of the introduction of the new product seasons, we launched our spring-summer product season in January 2022 instead of November 2021 and our fall-winter product season in July 2022 rather than June 2022.

Cost inflation
We and other companies in our industry are and will continue to be affected by rising inflation rates across geographies caused by a combination of material shortages, transportation bottlenecks and rising shipping and freight costs. We continue to work to mitigate the price increases on products with our strong partner relationships and good visibility of suppliers. On continues to diversify our production partners and supplier network to reduce our reliance on single-partner relationships and provide further mitigation against inflationary price impacts. Labor expenses have also been subject to inflationary pressures due to external factors such as the COVID-19 pandemic and related labor shortages.

Operating Results
The following table summarizes certain key operating measures for the three-month and nine-month periods ended September 30, 2022 and 2021.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Net sales	328,013	218,037	50.4%	855,356	533,492	60.3%
Cost of sales	(140,605)	(86,749)	62.1%	(385,036)	(215,024)	79.1%
Gross profit	187,408	131,288	42.7%	470,321	318,467	47.7%
Gross profit margin	57.1%	60.2%		55.0%	59.7%
Selling, general and administrative expenses	(146,720)	(107,407)	36.6%	(399,920)	(282,106)	41.8%
Operating result	40,688	23,881	70.4%	70,400	36,361	93.6%
Net financial result	(15,942)	(5,690)	180.2%	31,909	(4,922)	748.3%
Income before taxes	24,747	18,191	36.0%	102,310	31,439	225.4%
Income taxes	(4,116)	(5,199)	(20.8)%	(18,187)	(14,688)	23.8%
Net income	20,631	12,993	58.8%	84,123	16,751	402.2%

Basic EPS Class A (CHF)	0.07	0.05	42.7%	0.27	0.06	345.1%
Diluted EPS Class A (CHF)	0.06	0.04	43.8%	0.26	0.06	348.4%

Other data(1)
Adjusted EBITDA	56,339	37,931	48.5%	103,471	85,230	21.4%
Adjusted EBITDA margin	17.2%	17.4%		12.1%	16.0%
Adjusted Net income	22,279	18,498	20.4%	84,064	44,898	87.2%
Adjusted basic EPS Class A (CHF)(2)	0.07	0.06	8.2%	0.27	0.16	66.0%
Adjusted diluted EPS Class A (CHF)(2)	0.07	0.06	9.1%	0.26	0.16	67.2%

(1)    Adjusted EBITDA, adjusted EBITDA Margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are Non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
(2)    Actual share numbers for the three-month and nine-month periods ended September 30, 2021 have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in August 2021.

Net Sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Wholesale	221,437	142,292	55.6%	559,713	342,393	63.5%
DTC	106,576	75,745	40.7%	295,643	191,099	54.7%
Net sales	328,013	218,037	50.4%	855,356	533,492	60.3%

Wholesale % of Net sales	67.5%	65.3%		65.4%	64.2%
DTC % of Net sales	32.5%	34.7%		34.6%	35.8%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021
Net sales for the three-month period ended September 30, 2022 increased by CHF 110.0 million, or 50.4%, compared to the three-month period ended September 30, 2021.
Net sales generated by the wholesale sales channel for the three-month period ended September 30, 2022 increased by CHF 79.1 million, or 55.6%, to CHF 221.4 million, compared to CHF 142.3 million for the three-month period ended September 30, 2021. The growth was attributable to both our continued selective expansion of new doors with wholesale partners as well as an increase in net sales volumes with existing wholesale customer stores. Furthermore, our growth was well supported by new products introduced since the prior year period, such as the Cloudmonster, Cloudrunner and Cloudgo as well as the new active, climate and bra collection. Net sales generated by the wholesale sales channel as a percentage of net sales increased to 67.5% for the three-month period ended September 30, 2022, from 65.3% for the three-month period ended September 30, 2021.
Net sales generated by the DTC sales channel for the three-month period ended September 30, 2022 increased by CHF 30.8 million, or 40.7%, to CHF 106.6 million, compared to CHF 75.7 million for the three-month period ended September 30, 2021. This growth was primarily driven by the continued global increase in brand awareness, increasing the traffic on our e-commerce platform. As such, the growth is attributable to both retained existing customer groups and at the same time reaching a large number of first-time purchasers that have newly discovered the brand. New product launches also contributed to the increase, in particular the Cloudmonster and the new active, climate and bra collection. Net sales generated from the DTC sales channel as a percentage of net sales decreased to 32.5% for the three-month period ended September 30, 2022, from 34.7% for the three-month period ended September 30, 2021 primarily due temporary constraints in our United States East Coast warehouse, caused by a system upgrade by our third party logistic partner in mid-August 2022. As a result, we were not able to fulfil all of the demand we had in the United States due to longer delivery times and higher cancellation rates in our DTC channel.

Nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021
Net sales for the nine-month period ended September 30, 2022 increased by CHF 321.9 million, or 60.3%, compared to the nine-month period ended September 30, 2021.
Net sales generated by the wholesale sales channel for the nine-month period ended September 30, 2022 increased by CHF 217.3 million, or 63.5%, to CHF 559.7 million, compared to CHF 342.4 million for the nine-month period ended September 30, 2021. This was primarily driven by the continued growth in the net sales volumes within new and existing customer account channels. Further, the growth in the wholesale channel was also well supported by new product launches in 2022, such as the new Cloud 5, new running blockbusters including the Cloudmonster and Cloudrunner, as well as the new trail running shoes, Cloudvista and Cloudwander. Furthermore, new key accounts across Europe and North America have also contributed to this growth. Net sales generated by the wholesale sales channel as a percentage of net sales increased to 65.4% for the nine-month period ended September 30, 2022, from 64.2% for the nine-month period ended September 30, 2021.
Net sales generated by the DTC sales channel for the nine-month period ended September 30, 2022 increased by CHF 104.5 million, or 54.7%%, to CHF 295.6 million, compared to CHF 191.1 million for the nine-month period ended September 30, 2021. This was primarily driven by increased traffic on our e-commerce platform as a result of increased brand awareness which continues to grow since the beginning of the COVID-19 pandemic. Net sales generated from the DTC sales channel as a percentage of net sales decreased to 34.6% for the nine-month period ended September 30, 2022 compared to 35.8% for the nine-month period ended September 30, 2021 primarily due to exceptionally high DTC sales in the nine-month period ended September 30, 2021 during the COVID-19 lockdowns in Europe.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Europe	116,468	88,342	31.8%	274,702	216,262	27.0%
North America	176,260	112,186	57.1%	496,374	276,129	79.8%
Asia-Pacific	24,246	13,094	85.2%	58,597	32,140	82.3%
Rest of World	11,039	4,416	150.0%	25,683	8,960	186.6%
Net Sales	328,013	218,037	50.4%	855,356	533,492	60.3%

Europe % of Net sales	35.5%	40.5%		32.1%	40.5%
North America % of Net sales	53.7%	51.5%		58.0%	51.8%
Asia-Pacific % of Net sales	7.4%	6.0%		6.9%	6.0%
Rest of World % of Net sales	3.4%	2.0%		3.0%	1.7%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021
Net sales increased across all geographic regions for the three-month period ended September 30, 2022, with Asia-Pacific and Rest of World showing particularly strong growth. Net sales in North America for the three-month period ended September 30, 2022 increased by 57.1% and reflects 53.7% of total net sales. This growth was primarily due to volume growth driven by the continued increase in brand awareness, partially offset by the temporary constraints in our United States East Coast warehouse described above. Net sales in Europe for the three-month period ended September 30, 2022 increased by 31.8%, despite the weaker Euro and Pound versus the Swiss Franc. The increase in Europe was driven by wholesale, largely as a result of the elevated DTC share in the prior year period due to the extended lockdowns in 2021 in many European countries. Net sales in Asia-Pacific for the three-month period ended September 30, 2022 increased by 85.2%, primarily driven by the strong rebound in China following the prolonged lockdowns during the second quarter of 2022. Net sales in the Rest of World for the three-month period ended September 30, 2022 increased by 150.0% due to the successful entry into new markets in Latin America and continued growth in Mexico, UAE and Israel.

Nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021
Net sales increased across all geographic regions for the nine-month period ended September 30, 2022 with North America, Asia-Pacific and Rest of World growing the fastest. Net sales in North America for the nine-month period ended September 30, 2022 increased by 79.8% and reflects 58.0% of total net sales. The increase in North America was driven by strong demand in both sales channels with Running, All Day and Outdoor products sales growing strongly, and by the successful expansion of our collaboration with key accounts and specialty stores in the region. Net sales in Europe for the nine-month period ended September 30, 2022 increased by 27.0%. The increase in Europe was driven by a strong performance in markets such as the United Kingdom, France and Germany, partially reduced by the weaker GBP and Euro versus the Swiss Franc. Net sales in Asia-Pacific for the nine-month period ended September 30, 2022 increased by 82.3%, driven by strong growth in Japan, Australia and China. China had been negatively impacted by store and warehouse closures due to COVID-19 lockdowns for the majority of the second quarter, though has seen a strong recovery since re-opening in both retail and e-commerce channels. Net sales in the Rest of World for the nine-month period ended September 30, 2022 increased by 186.6%, particularly driven by growth in Mexico, UAE and Israel.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Shoes	310,892	205,023	51.6%	814,016	503,559	61.7%
Apparel	15,234	11,508	32.4%	35,797	26,358	35.8%
Accessories	1,887	1,506	25.2%	5,544	3,575	55.1%
Net Sales	328,013	218,037	50.4%	855,356	533,492	60.3%

Shoes % of Net sales	94.8%	94.0%		95.2%	94.4%
Apparel % of Net sales	4.6%	5.3%		4.2%	4.9%
Accessories % of Net sales	0.6%	0.7%		0.6%	0.7%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021
Net sales increased across all product groups with shoes experiencing the largest growth. The increase in net sales for shoes for the three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021 was driven by new in-quarter releases such as the new Cloudgo, Cloudwander and Cloudeasy, recently launched running and outdoor models such as the Cloudmonster, Cloudrunner and the Cloudvista as well as our performance All-day Cloudnova and Roger franchises. The increase in net sales for apparel for the three-month period ended September 30, 2022 was driven by our own retail stores, shop-in-shop environments, and e-com business where we observed a heightened apparel share of total sales. Part of this growth can also be attributed to the launch of the new active, climate and bra collection. Lastly, Accessories grew 25.2% compared to the first three months ended September 30, 2021 to CHF 1.9 million.

Nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021
Net sales increased across all product groups with shoes and accessories experiencing the largest growth. The increase in net sales for shoes for the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021 was well balanced across new launches, updates to existing models and carry over product. The increase was driven by new releases in the year such as the new Cloud 5, new running blockbusters including the Cloudmonster, Cloudrunner and Cloudgo as well as our performance all day Cloudnova and Roger franchises. The increase in net sales for apparel for the nine-month period ended September 30, 2022 was driven by our own retail stores and shop-in-shop environments, where we observed a heightened apparel share of total sales. Part of this growth can also be attributed to the launch of the new active, climate and bra collection. Accessories grew 55.1% compared to the first nine months ended September 30, 2021 to CHF 5.5 million.

Gross Profit

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Gross profit	187,408	131,288	42.7%	470,321	318,467	47.7%
Gross profit margin	57.1%	60.2%		55.0%	59.7%

Three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021
Cost of sales during the three-month period ended September 30, 2022 increased by CHF 53.9 million, or 62.1%, to CHF 140.6 million, compared to CHF 86.7 million during the three-month period ended September 30, 2021. Gross profit was CHF 187.4 million for the three-month period ended September 30, 2022, representing a gross margin of 57.1%, compared with CHF 131.3 million for the three-month period ended September 30, 2021, representing a gross margin of 60.2%. The decrease in gross margin was driven by the continued, though significantly reduced, use of airfreight to ensure key product availabilities and to meet the continued strong demand. Besides this planned use of airfreight, pressure on gross profit margin came from unfavorable foreign exchange development. Given our cost of sales expenses are almost all denominated in USD, the gross margin is negatively impacted by the strong USD and weak Euro in relation to CHF.

Nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021
Cost of sales during the nine-month period ended September 30, 2022 increased by CHF 170.0 million, or 79.1%, to CHF 385.0 million, compared to CHF 215.0 million during the nine-month period ended September 30, 2021. Gross profit was CHF 470.3 million for the nine-month period ended September 30, 2022, representing a gross margin of 55.0%, compared with CHF 318.5 million for the nine-month period ended September 30, 2021, representing a gross margin of 59.7%. The decrease in gross margin was largely driven by the strategic decision to use airfreight to ensure key product availabilities and to meet the continued strong demand. Additional pressure on gross margin came from an ongoing foreign exchange headwind from the strong USD and the weak Euro versus CHF, given our cost of sales expenses are almost all denominated in USD.

Selling, General and Administrative Expenses

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Net sales	328,013	218,037	50.4%	855,356	533,492	60.3%
Distribution expenses	(40,130)	(30,257)	32.6%	(107,111)	(70,658)	51.6%
Selling expenses	(20,007)	(15,716)	27.3%	(56,031)	(37,934)	47.7%
Marketing expenses	(33,817)	(25,441)	32.9%	(96,703)	(67,415)	43.4%
Share-based compensation income/(expense)	(1,930)	(2,360)	(18.2)%	605	(22,251)	102.7%
General and administrative expenses	(50,836)	(33,634)	51.1%	(140,681)	(83,848)	67.8%
SG&A expenses	(146,720)	(107,407)	36.6%	(399,920)	(282,106)	41.8%
Less share-based compensation income/(expense)	(1,930)	(2,360)	(18.2)%	605	(22,251)	102.7%
SG&A (excluding share-based compensation)	(144,790)	(105,047)	37.8%	(400,525)	(259,855)	54.1%

Distribution expenses % of Net sales	12.2%	13.9%		12.5%	13.2%
Selling expenses % of Net sales	6.1%	7.2%		6.6%	7.1%
Marketing expenses % of Net sales	10.3%	11.7%		11.4%	12.6%
Share-based compensation % of Net sales	0.6%	1.1%		(0.1)%	4.3%
General and administrative expenses % of Net sales	15.4%	15.4%		16.4%	15.7%
SG&A expenses % of Net sales	44.7%	49.3%		46.8%	52.9%

Three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021
SG&A expenses for the three-month period ended September 30, 2022 increased by CHF 39.3 million, or 36.6%, to CHF 146.7 million, compared to CHF 107.4 million for the three-month period ended September 30, 2021. Excluding share-based compensation, SG&A expenses as a percentage of net sales decreased to 44.1% in the three-month period ended September 30, 2022 compared to 48.2% for the three-month period ended September 30, 2021.

SG&A expenses were impacted by the following factors:
•Distribution expenses as a percentage of net sales decreased to 12.2% during the three-month period ended September 30, 2022 compared to 13.9% during the three-month period ended September 30, 2021. The decrease was driven by increased efficiency of distribution teams which led to scale gains.
•Selling expenses as a percentage of net sales of 6.1% during the three-month period ended September 30, 2022 decreased compared to 7.2% during the three-month period ended September 30, 2021. This was mainly driven by scale gains in connection with more efficient setups of sales teams, a lower bad debt provision as well as lower payment processing fees, consistent with a lower net sales share in DTC compared to prior year.
•Marketing expenses as a percentage of net sales decreased to 10.3% during the three-month period ended September 30, 2022 compared to 11.7% during the three-month period ended September 30, 2021. The reduction as percentage of net sales was primarily driven by one-off investments in 2021 on global brand campaigns while continuing investments in brand building and sports marketing.
•Share-based compensation expense as a percentage of net sales decreased to 0.6% during the three-month period ended September 30, 2022 compared to 1.1% during the three-month period ended September 30, 2021. The share-based compensation expense in the third quarter of 2022 mainly relates to the continue vesting of previously granted equity awards.
•General and administrative expenses as a percentage of net sales remained consistent at 15.4% during the three-month period ended September 30, 2022 compared to 15.4% during the three-month period ended September 30, 2021.

Nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021
SG&A expenses for the nine-month period ended September 30, 2022 increased by CHF 117.8 million, or 41.8%, to CHF 399.9 million, compared to CHF 282.1 million for the nine-month period ended September 30, 2021. Excluding share-based compensation, SG&A expenses as a percentage of net sales decreased to 46.8% in the nine-month period ended September 30, 2022 compared to 48.7% for the nine-month period ended September 30, 2021.

SG&A expenses were impacted by the following factors:
•Distribution expenses as a percentage of net sales decreased to 12.5% during the nine-month period ended September 30, 2022 compared to 13.2% during the nine-month period ended September 30, 2021. The decrease was driven by some stabilization of labor market volatility in 2022 as compared to labor shortages and wage inflation experienced in 2021, particularly in North America.
•Selling expenses as a percentage of net sales decreased to 6.6% during the nine-month period ended September 30, 2022 compared to 7.1% during the nine-month period ended September 30, 2021.This was mainly driven by scale gains in connection with more efficient setups of sales teams.
•Marketing expenses as a percentage of net sales decreased to 11.4% during the nine-month period ended September 30, 2022 compared to 12.6% during the nine-month period ended September 30, 2021. This reduction as % of net sales was primarily driven by one-off investments in 2021 on global brand campaigns while continuing investments in brand building and sports marketing.
•Share-based compensation expenses as a percentage of net sales decreased to (0.1)% during the nine-month period ended September 30, 2022 from 4.3% during the nine-month period ended September 30, 2021. The decrease was primarily due to the vesting of nearly all outstanding grants, triggered by the IPO. Additional grants are expected in the fourth quarter of 2022.
•General and administrative expenses as a percentage of net sales increased to 16.4% during the nine-month period ended September 30, 2022 compared to 15.7% during the nine-month period ended September 30, 2021. This increase was primarily due to personnel related costs following an increase in administrative headcount to support the Company's growth, the resumption of Company's business travels post COVID-19 to foster relationships with customers and partners as well as additional general and administrative expenses as a public company.

Depreciation and Amortization

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Depreciation and amortization	13,720	7,716	77.8%	33,676	19,392	73.7%

Three-month and nine-month periods ended September 30, 2022 compared to the three-month and nine-month periods ended September 30, 2021
Depreciation and amortization expenses during the three-month period ended September 30, 2022 increased by CHF 6.0 million, or 77.8%, to CHF 13.7 million, compared to CHF 7.7 million during the three-month period ended September 30, 2021. Depreciation and amortization expenses during the nine-month period ended September 30, 2022 increased by CHF 14.3 million, or 73.7%, to CHF 33.7 million, compared to CHF 19.4 million during the nine-month period ended September 30, 2021. The increase in depreciation and amortization for the three and nine-month period ended September 30, 2022 was primarily attributable to the continuous investments into IT (specifically our new global ERP system), own retail stores, as well as our offices. The increase is also attributed to the change in the estimated useful life of production tools during the third quarter of 2022.
Under IFRS 16 Leases, right of use assets are depreciated over their estimated useful life. Total depreciation expense for right of use assets capitalized under IFRS 16 was CHF 7.0 million and CHF 4.6 million for the three-month period ended September 30, 2022 and 2021, respectively. Total depreciation expense for right of use assets capitalized under IFRS 16 was CHF 17.8 million and CHF 10.5 million for the nine-month periods ended September 30, 2022 and 2021, respectively. The increase in the three-month and nine-month period was primarily attributable to depreciation and amortization of our new global headquarters office located in Zurich, Switzerland.

Net Financial Result

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Financial income	1,850	5	36635.9%	3,274	18	18150.9%
Financial expenses	(2,465)	(674)	265.7%	(5,500)	(2,218)	148.0%
Foreign exchange results	(15,327)	(5,021)	205.2%	34,135	(2,723)	1353.8%
Net financial result	(15,942)	(5,690)	180.2%	31,909	(4,922)	748.3%

Three-month and nine-month periods ended September 30, 2022 compared to the three-month and nine-month periods ended September 30, 2021
Financial income for the three-month period ended September 30, 2022 increased by CHF 1.8 million, to CHF 1.9 million when compared to the three-month period ended September 30, 2021. Financial income for the nine-month period ended September 30, 2022 increased by CHF 3.3 million, to CHF 3.3 million, when compared to the nine-month period ended September 30, 2021. The increase in the three and nine-month periods ended September 30, 2022 is all attributable to money market investments which commenced during December 2021.
Financial expenses for the three-month period ended September 30, 2022 increased by CHF 1.8 million, or 265.7%, to CHF 2.5 million, compared to CHF 0.7 million for the three-month period ended September 30, 2021. Financial expenses for the nine-month period ended September 30, 2022 increased by CHF 3.3 million, or 148.0%, to CHF 5.5 million, compared to CHF 2.2 million for the nine-month period ended September 30, 2021. The increase in the three and nine-month periods ended September 30, 2022 was primarily driven by increased interest expense associated with newly contracted leases.
Foreign exchange results for the three-month period ended September 30, 2022 decreased by CHF 10.3 million to CHF (15.3) million, compared to CHF (5.0) million for the three-month period ended September 30, 2021. Foreign exchange results for the nine-month period ended September 30, 2022 increased by CHF 36.9 million to CHF 34.1 million, compared to CHF (2.7) million for the nine-month period ended September 30, 2021. The increase in the foreign exchange losses for the three-month period ended September 30, 2022 was primarily due to the negative effect generated from the fluctuation in the exchange rate exposure related to our cash and cash equivalents, in particular the CHF/USD, CHF/EUR, CHF/CNY, CHF/JPY and CHF/GBP

exchange rates. The increase in the foreign exchange results for the nine-month period ended September 30, 2022 was primarily due to the positive effect generated from the fluctuation in the exchange rate exposure related to our cash and cash equivalents, in particular the CHF/USD exchange rate.

Income Taxes

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Current income taxes	6,925	5,708	21.33%	25,176	11,205	124.69%
Deferred income taxes	(2,809)	(509)	451.82%	(6,989)	3,483	(300.66)%
Income taxes	4,116	5,199	(20.82)%	18,187	14,688	23.82%

Income taxes during the three-month period ended September 30, 2022 decreased by CHF 1.1 million to CHF 4.1 million, compared to CHF 5.2 million during the three-month period ended September 30, 2021. Our effective income tax rate was 16.6% for the three-month period ended September 30, 2022 compared to 28.6% for the three-month period ended September 30, 2021. Income taxes during the nine-month period ended September 30, 2022 increased by CHF 3.5 million to CHF 18.2 million, compared to CHF 14.7 million during the nine-month period ended September 30, 2021. Our effective income tax rate was 17.8% for the nine-month period ended September 30, 2022 compared to 46.7% for the nine-month period ended September 30, 2021. Current income taxes increased in parallel with the improved earnings before taxes, but at a lower effective tax rate. The decrease in the effective tax rate was largely attributable to a disproportional increase of pre-tax earnings in jurisdictions with lower tax rates and tax incentives in Switzerland, the application of which depends on achieving a certain level of profitability. Deferred taxes decreased primarily as a result of reversal effects attributable to the utilization of carryforwards tax losses.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. We finance our liquidity needs using a combination of cash and cash equivalents balances, cash provided from operating activities and, to a lesser extent, available borrowings under our bank overdraft and credit facilities. Historically, our operations were also financed by equity raises and the completion of an IPO in September 2021.

Cash Flows

	Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change

Cash (outflow) from operating activities	(157,100)	(8,473)	1754.2%
Cash (outflow) from investing activities	(49,290)	(20,355)	142.1%
Cash inflow from financing activities	10,010	609,427	(98.4)%
Net cash and cash equivalents at the beginning of the period	653,081	90,595	620.9%
Change in net cash and cash equivalents	(196,379)	580,600	(133.8)%
Net impact of foreign exchange rate differences	36,282	927	3812.9%
Net cash and cash equivalents[1]	492,984	672,122	(26.7)%
1 Net cash and cash equivalents as at September 30, 2022 includes restricted cash in the amount of CHF 137.1 million (September 30, 2021: 0)

Operating activities
Cash outflow from operating activities was CHF 157.1 million in the nine-month period ended September 30, 2022, compared to CHF 8.5 million cash outflow from operating activities in the nine-month period ended September 30, 2021. Cash outflow of CHF 157.1 million for the nine-month period ended September 30, 2022 is due to an increase in net working capital and other current assets /liabilities of CHF 186.1 million and CHF 34.6 million, respectively and income tax payments of CHF 27.5 million, offset by an increase of CHF 87.8 million generated by net income adjusted for non-cash items and CHF 3.2 million in interest received. Net working capital increase in the nine-month period ended September 30, 2022 was primarily driven by CHF 74.9 million increase in accounts receivable as a result of the net sales growth within the wholesale channel and CHF 123.0 million increase in inventories required for the spring-summer season 2023. Cash outflow from operating activities of CHF 8.5 million in the nine-month period ended September 30, 2021 was primarily driven by an increase of CHF 76.5 million generated by net income in the period adjusted for non-cash items and CHF 1.0 related to other current assets / liabilities, offset by an increase to net working capital of CHF 83.8 million and income tax payments of CHF 2.2 million. Net working capital increase for the nine-month period ended September 30, 2021 was primarily driven by CHF 51.2 million increase in accounts receivable, CHF 40.9 million increase in inventories, and CHF 8.4 million decrease in trade payables.

Investing activities
Cash outflow from investing activities was CHF 49.3 million in the nine-month period ended September 30, 2022 compared to CHF 20.4 million cash outflow in the nine-month period ended September 30, 2021. Cash outflow of CHF 49.3 million for the nine-month period ended September 30, 2022 primarily related to CHF 43.7 million in investments of physical assets and CHF 5.6 million in investments of intangible assets. Cash outflow from investing activities of CHF 20.4 million for the nine-month period ended September 30, 2021 was primarily driven by CHF 12.0 million in investments in physical assets and CHF 8.1 million in investments of intangible assets.

Financing activities
Cash inflow from financing activities was CHF 10.0 million in the nine-month period ended September 30, 2022 compared to cash inflow from financing activities of CHF 609.4 million in the nine-month period ended September 30, 2021. Cash inflow from financing activities of CHF 10.0 million for the nine-month period ended September 30, 2022 is primarily due to CHF 24.7 million in proceeds received for the sale of treasury shares to selected employees in connection with share-based compensation awards, offset by CHF 10.4 million and CHF 4.3 million, related to lease liabilities payments and interest paid, respectively. Cash inflow from financing activities of CHF 609.4 million for the nine-month period ended September 30, 2021 was primarily driven by the proceeds from our IPO of CHF 618.3 million, offset by CHF 6.9 million for payments made related to lease liabilities recorded under IFRS 16 and CHF 1.6 million for interest paid in the period.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use and believe that certain investors and analysts use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of September 30,	As of December 31,
(CHF in thousands)	2022	2021	% Change

Accounts receivables	178,241	99,264	79.6%
Inventories	262,451	134,178	95.6%
Trade payables	(58,141)	(45,939)	26.6%
Net working capital	382,552	187,503	104.0%

Capital Management

	As of September 30,	As of December 31,
(CHF in thousands)	2022	2021	% Change

As of September 30, 2022: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 281,487,799 were outstanding As of December 31, 2021: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 276,863,619 were outstanding	30,000	30,000	—%
As of September 30, 2022: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3,454	3,454	—%
Share capital	33,454	33,454	—%
Treasury shares	(26,146)	(25,035)	4.4%
Share premium	756,883	756,883	—%
Statutory reserves	32,440	10,976	195.6%
Equity transaction costs	(7,456)	(7,456)	—%
Share-based compensation	286,267	283,584	0.9%
Capital reserves	1,068,133	1,043,987	2.3%
Other reserves	1,970	(3,422)	157.6%
Accumulated losses	(116,482)	(200,604)	(41.9)%
Equity	960,929	848,379	13.3%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2022	276,863,619	345,437,500
Sale of treasury shares related to share-based compensation	4,673,442	—
Purchase of treasury shares	(49,262)	—
Shares issued and outstanding as of September 30, 2022(1)	281,487,799	345,437,500

Awards granted under various incentive plans not yet exercised or distributed at September 30, 2022(2)	1,485,831	—
Awards granted under various incentive plans with dilutive effects at September 30, 2022	1,650,192	6,460,989
(1)    As of September 30, 2022 there were 18,510,326 treasury shares held by On (December 31, 2021: 23,134,506).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at September 30, 2022.

Share-based compensation
For the three-month period ended September 30, 2022 capital reserves were impacted by CHF 22.9 million related to the following share-based compensation plans and programs with an ongoing vesting period for select employees, including our senior management team:
• Long Term Participation Plan 2018
• Compensation of non-executive members of our board of directors
• Long Term Incentive Plan 2021
Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
As of September 30, 2022, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.0 million, respectively, which expire will in 2025, 2024 and 2023. All bank overdraft facilities are fully committed. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our net working capital. Any amounts drawn in excess of the committed amounts are repayable on demand. As of both September 30, 2022 and December 31, 2021, no amounts had been drawn under the overdraft facilities.
During the third quarter of 2022, as a result of a third party logistics and warehouse services agreement (discussed below under “ – Contractual Obligations and Commitments"), we entered into an uncommitted credit facility with a financial institution for USD 133 million, which is secured by CHF 137.1 million cash and cash equivalents as collateral (restricted cash).

Contractual Obligations and Commitments
The following summarizes the significant contractual obligations and commitments as of September 30, 2022:

	As of September 30, 2022
(CHF in thousands)	Total	Less than 1 year	1 to 5 Years	More than 5 years

Purchase obligations(1)	58,141	58,141	—	—
Current bank overdrafts	407	407	—	—
Lease liabilities(2)	429,937	22,762	143,390	263,785
Other financial liabilities	6,392	6,392	—	—
Lease commitments(3)	29,799	445	7,131	22,223
Total contractual obligations	524,675	88,147	150,520	286,008

(1)    Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of September 30, 2022.
(2)    Lease liabilities are related to storage space, various offices, retail stores, showrooms and cars. The lease commitments as of September 30, 2022 relate to the new On headquarters in Zurich, Switzerland and warehouses located in Switzerland, Luxembourg and U.S. that have now commenced and are therefore presented as such on the balance sheet.
(3)    We have committed ourselves to several new lease contracts, which have not yet commenced as of September 30, 2022, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to new retail stores, offices and warehouse contracts.

During the third quarter of 2022, we entered into a twelve-year (two-year ramp-up and 10-year duration) third party logistics and warehouse services agreement for a highly automated and new fulfillment center in Atlanta (USA), to facilitate our future omnichannel growth in North America and lower our handling cost over time through automation. The associated contractual commitments and investments made by the third party as a result of the logistics and warehouse service agreement is secured by a bank guarantee obtained in the amount of USD 133 million, which will reduce over the term of the agreement, beginning the day after December 31, 2029. Simultaneously, we entered into an uncommitted credit facility with a financial institution for USD 133 million, which is secured by CHF 137.1 million cash and cash equivalents as collateral (restricted cash).

Off-Balance Sheet Arrangements
As of September 30, 2022 and December 31, 2021, we provided guarantees in the amount of CHF 133.3 million and 2.9 CHF million, respectively in favor of third parties. The increase of CHF 130.4 million is primarily due to the bank guarantee associated with the third party logistics and warehouse service agreement (discussed above under “ – Contractual Obligations and Commitments"). Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of September 30, 2022.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. Additionally, we believe these non-IFRS measures enhance an investor’s understanding of our financial and operating performance from period to period, because certain measures, such as adjusted EBITDA, exclude certain material items relating to share-based compensation and foreign exchange impact which are not reflective of our ongoing operations and performance. In particular, we believe adjusted EBITDA, adjusted EBITDA margin and adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS or net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its closest IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in thousands)	2022	2021	% Change	2022	2021	% Change

Net income	20,631	12,993	58.8%	84,122	16,751	402.2%
Exclude the impact of:
Income taxes	4,116	5,199	(20.8)%	18,187	14,688	23.8%
Financial income	(1,850)	(5)	36635.9%	(3,274)	(18)	18150.9%
Financial expenses	2,465	674	265.7%	5,500	2,218	148.0%
Foreign exchange result(1)	15,327	5,021	205.2%	(34,135)	2,723	(1353.8)%
Depreciation and amortization	13,720	7,716	77.8%	33,676	19,392	73.7%
Share-based compensation(2)	1,930	2,360	(18.2)%	(605)	22,251	(102.7)%
Equity transaction costs	—	3,974	(100.0)%	—	7,225	(100.0)%
Adjusted EBITDA	56,339	37,932	48.5%	103,471	85,230	21.4%
Adjusted EBITDA Margin	17.2%	17.4%	(1.3)%	12.1%	16.0%	(24.3)%
(1)    Represents the foreign exchange impact within the net financial result. We do not consider this income reflective of the operating performance of the business. For further discussion of the impact of foreign currency fluctuations please see section above titled “Net Financial Result.”
(2)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.

Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS
We use Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) from the calculation in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted earnings per share (EPS) is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between Net income / (loss) to Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS for the periods presented:

	Three-month period ended September 30,
(CHF in thousands, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income	18,384	2,247	11,418	1,575
Exclude the impact of:
Share-based compensation(1)	1,720	210	2,074	286
Equity transaction costs	—	—	3,492	481
Tax effect of adjustments(2)	(251)	(31)	(728)	(100)
Adjusted Net income	19,853	2,426	16,256	2,242

Number of shares at beginning of period(4)	282,429,259	345,437,500	245,740,000	345,437,500
Number of shares at end of period(4)	282,973,630	345,437,500	274,998,125	345,437,500
Weighted number of outstanding shares(4)	282,649,491	345,437,500	250,510,346	345,437,500
Weighted number of shares with dilutive effects(4)	1,847,761	6,460,989	3,568,037	—
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,497,253	351,898,489	254,078,383	345,437,500

Adjusted Basic EPS (CHF)	0.07	0.007	0.06	0.006
Adjusted Diluted EPS (CHF)	0.07	0.007	0.06	0.006
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS for such periods.
(4)    Original share numbers in 2021 have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

	Nine-month period ended September 30,
(CHF in thousands, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income	74,939	9,183	15,527	1,224
Exclude the impact of:
Share-based compensation(1)	(539)	(66)	20,625	1,626
Equity transaction costs	—	—	6,697	528
Tax effect of adjustments(2)	486	60	(1,233)	(97)
Adjusted Net income	74,887	9,177	41,616	3,281

Number of shares at beginning of period(4)	279,467,285	345,437,500	271,438.75	—
Number of shares at end of period(4)	282,973,630	345,437,500	274,998.13	345,437.50
Weighted number of outstanding shares(4)	281,890,709	345,437,500	259,967.28	204,984.89
Weighted number of shares with dilutive effects(4)	2,535,820	6,961,178	4,289.76	—
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,426,529	352,398,678	264,257.04	204,984.89

Adjusted Basic EPS (CHF)	0.27	0.027	0.16	0.016
Adjusted Diluted EPS (CHF)	0.26	0.026	0.16	0.016
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted Net Income for such periods.
(4)    Original share numbers in 2021 have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

New Accounting Pronouncements
There have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2021, included in our Annual Report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2021, included in our Annual Report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Risk Factors
Please see our risk factors as set out in our Annual Report filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management discussion & analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, On’s quotations from management in this announcement, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its Annual Report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about On’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to maintain the value and reputation of our brand; the current COVID-19 coronavirus pandemic and related government, private sector, and individual consumer responsive actions; global supply chain challenges in the form of inflationary cost pressures on labor and freight caused by COVID-19; the ongoing conflict between Russia and Ukraine; our highly competitive market and increasing competition; our ability to compete and conduct our business in the future; our ability to anticipate consumer preferences and to continue to innovate and to successfully develop and introduce new, innovative and updated products; the acceptability of our products to customers and our ability to connect with our consumer base; our ability to accurately forecast consumer demand for our products and manage product manufacturing decisions; changes in consumer tastes and shopping preferences and shifts in distribution channels; our international operations; our ability to expand internationally in light of our limited operating experience and limited brand recognition in new international markets; our ability to implement our growth strategy and manage our growth and the increased complexity of our business effectively; our ability to strengthen our direct-to-consumer channel; our ability to successfully open new store locations in a timely manner; seasonality; our third-party suppliers, manufactures and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; our reliance on and limited control over third-party suppliers to provide materials for and to produce our products; the operations of many of our suppliers are subject to international and other risks; suppliers or manufacturers not complying with our Vendor Code of Ethics or applicable laws; our ability to deliver our products to the market and to meet consumer expectations if we have problems with our distribution system; our ability to distribute products through our wholesale channel; the availability of qualified personnel and the ability to retain such people; increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia; changes in commodity, material, distribution and other operating costs; rising inflation rates due to material shortages, transportation bottlenecks and rising shipping costs; our ability to safeguard against security breaches with respect to our information technology systems; our compliance with privacy and data protection laws; our reliance on complex IT systems and any material disruption of our information systems, including security breaches; our ability to have technology-based systems function effectively and grow our e-commerce business globally; climate change, and related legislative and regulatory responses; increased scrutiny regarding our environmental, social, and governance; or sustainability responsibilities; an economic recession, depression, or downturn or economic uncertainty in our key markets; global economic, demographic, political and business conditions; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; our ability to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing trade restrictions become more burdensome; changes in governmental regulations or tax laws, including unanticipated tax liabilities; our ability to comply with trade and other regulations; fluctuations in foreign currency exchange rates; imitation by our competitors; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; conflicting trademarks and the prevention of sale of certain products; our exposure to various types of litigation; our generation of net losses in the past and potentially in the future; other factors that may affect our financial condition, liquidity and results of operations; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

Appendix: Consolidated Financial Information

Consolidated interim statements of income / (loss)
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in thousands)	2022	2021	2022	2021

Net sales	328,013	218,037	855,356	533,492
Cost of sales	(140,605)	(86,749)	(385,036)	(215,024)
Gross profit	187,408	131,288	470,321	318,467
Selling, general and administrative expenses	(146,720)	(107,407)	(399,920)	(282,106)
Operating result	40,688	23,881	70,400	36,361
Financial income	1,850	5	3,274	18
Financial expenses	(2,465)	(674)	(5,500)	(2,218)
Foreign exchange result	(15,327)	(5,021)	34,135	(2,723)
Income before taxes	24,747	18,191	102,310	31,439
Income taxes	(4,116)	(5,199)	(18,187)	(14,688)
Net income	20,631	12,993	84,123	16,751

Earnings per share
Basic EPS Class A (CHF)	0.07	0.05	0.27	0.06
Basic EPS Class B (CHF)	0.01	0.005	0.03	0.01

Diluted EPS Class A (CHF)	0.06	0.04	0.26	0.06
Diluted EPS Class B (CHF)	0.01	0.005	0.03	0.01

Consolidated interim statements of comprehensive income / (loss)
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in thousands)	2022	2021	2022	2021

Net income	20,631	12,993	84,123	16,751
Net actuarial result from defined benefit plans	—	533	4,967	1,424
Taxes on net actuarial result from defined benefit plans	—	(105)	(979)	(280)
Items that will not be reclassified to income statement	—	427	3,988	1,143
Exchange differences	123	838	1,403	(653)
Items that will be reclassified to income statement when specific conditions are met	123	838	1,403	(653)
Other comprehensive income, net of tax	123	1,265	5,391	490
Total comprehensive income	20,753	14,258	89,514	17,241

Consolidated interim balance sheets
(unaudited)

(CHF in thousands)	9/30/2022	12/31/2021

Cash and cash equivalents	492,984	653,081
thereof restricted cash	137,061	—
Trade receivables	178,241	99,264
Inventories	262,451	134,178
Other current financial assets	31,217	30,054
Other current operating assets	71,680	48,024
Current assets	1,036,574	964,601
Property, plant and equipment	66,760	34,399
Right-of-use assets	349,223	177,889
Intangible assets	56,496	57,464
Deferred tax assets	22,162	2,171
Non-current assets	494,641	271,923
Assets	1,531,214	1,236,524
Trade payables	58,141	45,939
Other current financial liabilities	20,326	20,096
Other current operating liabilities	108,521	121,673
Current provisions	4,316	14,903
Income tax liabilities	5,397	2,400
Current liabilities	196,701	205,011
Employee benefit obligations	1,704	5,853
Non-current provisions	6,425	4,442
Other non-current financial liabilities	345,993	167,228
Deferred tax liabilities	19,461	5,611
Non-current liabilities	373,584	183,133
Share capital	33,454	33,454
Treasury shares	(26,146)	(25,035)
Capital reserves	1,068,133	1,043,987
Other reserves	1,970	(3,422)
Accumulated losses	(116,482)	(200,604)
Equity	960,929	848,379
Equity and liabilities	1,531,214	1,236,524

Consolidated interim statements of cash flows
(unaudited)

	Nine-month period ended September 30,
(CHF in thousands)	2022	2021

Net income	84,123	16,751
Share-based compensation	2,682	22,018
Employee benefit expenses	811	1,091
Depreciation and amortization	33,677	19,391
Loss/(gain) on disposal of assets	1,795	—
Interest income and expenses	1,133	1,608
Net exchange differences	(45,710)	(1,432)
Income taxes	18,187	14,688
Change in provisions	(8,895)	2,351
Change in working capital
Trade receivables	(74,944)	(51,218)
Inventories	(123,008)	(40,914)
Trade payables	11,892	8,373
Change in other current assets / liabilities	(34,589)	1,038
Interests received	3,240	—
Income taxes paid	(27,493)	(2,218)
Cash inflow / (outflow) from operating activities	(157,100)	(8,473)
Purchase of tangible assets	(43,732)	(12,028)
Purchase of intangible assets	(5,557)	(8,127)
Investments in non-current financial assets	—	—
Payment of contingent considerations	—	(200)
Cash inflow / (outflow) from investing activities	(49,290)	(20,355)
Payments of lease liabilities	(10,385)	(6,874)
Proceeds from issue of shares	—	618,262
Proceeds on sale of treasury shares related to share-based compensation	24,710	—
Equity transaction costs	—	(363)
Interests paid	(4,314)	(1,598)
Cash inflow from financing activities	10,010	609,427

Change in net cash and cash equivalents	(196,379)	580,600
Net cash and cash equivalents at January 1	653,081	90,595
Net impact of foreign exchange rate differences	36,282	927
Net cash and cash equivalents at September 30[1]	492,984	672,122
1 Net cash and cash equivalents as at September 30, 2022 includes restricted cash in the amount of CHF 137.1 million (September 30, 2021: 0)

Consolidated interim statements of changes in equity
(unaudited)

	Three-month period ended September 30, 2022 and 2021
(CHF in thousands)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income	Total equity

Balance at July 1, 2021	2,242	—	296,827	(3,885)	(26,619)	268,565
Net income	—	—	—	—	12,993	12,993
Other comprehensive income	—	—	—	1,266	—	1,266
Comprehensive income	—	—	—	1,266	12,993	14,258
	—	—	—	—	—	—
Capital increase	2,926	—	615,265	—	—	618,191
Share-based compensation	—	—	2,127	—	—	2,127
Equity transaction costs	—	—	(6,559)	—	—	(6,559)
Share capital reorganization	28,286	(2,500)	(25,786)	—	—	—
Balance at September 30, 2021	33,454	(2,500)	881,874	(2,619)	(13,626)	896,583

Balance at July 1, 2022	33,454	(26,142)	1,063,841	1,847	(137,113)	935,887
Net income	—	—	—	—	20,631	20,631
Other comprehensive income	—	—	—	123	—	123
Comprehensive income	—	—	—	123	20,631	20,753
Share-based compensation	—	—	876	—	—	876
Proceeds from transactions with treasury shares	—	74	4,238	—	—	4,312
Current tax benefit on transactions with treasury shares	—	—	(822)	—	—	(822)
Purchase of treasury shares	—	(77)	—	—	—	(77)
Balance at September 30, 2022	33,454	(26,146)	1,068,133	1,970	(116,482)	960,929

	Nine-month period ended September 30, 2022 and 2021
(CHF in thousands)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income	Total equity

Balance at January 1, 2021	2,172	—	276,408	(3,109)	(30,377)	245,093
Net income	—	—	—	—	16,751	16,751
Other comprehensive income	—	—	—	490	—	490
Comprehensive income	—	—	—	490	16,751	17,241
Capital increase	2,997	—	615,265	—	—	618,262
Share-based compensation	—	—	22,909	—	—	22,909
Equity transaction costs	—	—	(6,922)	—	—	(6,922)
Balance at September 30, 2021	33,454	(2,500)	881,874	(2,619)	(13,626)	896,583

Balance at January 1, 2022	33,454	(25,035)	1,043,987	(3,422)	(200,604)	848,379
Net income	—	—	—	—	84,123	84,123
Other comprehensive income	—	—	—	5,392	—	5,392
Comprehensive income	—	—	—	5,392	84,123	89,514
Share-based compensation	—	—	2,682	—	—	2,682
Proceeds from transactions with treasury shares	—	468	26,244	—	—	26,712
Current tax benefit on transactions with treasury shares	—	—	(4,780)	—	—	(4,780)
Purchase of treasury shares	—	(1,578)	—	—	—	(1,578)
Balance at September 30, 2022	33,454	(26,146)	1,068,133	1,970	(116,482)	960,929